17009673

SEC
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Section
MAR 0 3 2017
Washington DC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68474 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CVCAPITAL SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Alma Street
(No. and Street)

MENLO PARK (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Roberts (801) 564-0342
(Area Code Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave, STE 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Christopher Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVCAPTIAL SECURITIES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY PATTERSON
NOTARY PUBLIC • STATE OF UTAH
COMMISSION NO. 681341
COMM. EXP. 02/13/2019

Signature

FINANCIAL AND OPERATIONS PRINCIPLE

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CVCapital Securities, LLC

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of CVCapital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CVCapital Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm ........................................................... 1

Financial Statements

Statement of Financial Condition ........................................................................................ 2

Statement of Income ........................................................................................................ 3

Statement of Changes in Member's Equity ............................................................................ 4

Statement of Cash Flows ..................................................................................................... 5

Notes to Financial Statements .......................................................................................... 6-8

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) ......................................... 9

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CVCapital Securites, LLC

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of CVCapital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVCapital Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of CVCapital Securities, LLC's financial statements. The supplemental information is the responsibility of CVCapital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

**CVCapital Securities, LLC**
**Statement of Financial Condition**
**December 31, 2016**

| | |
|---|---|
| **Assets** | |
| Current | |
| Cash | $1,031,114 |
| Other Assets - BD License | 31,744 |
| **Total Assets** | **$1,062,858** |
| | |
| **Liabilities** | |
| Current Accounts | |
| Payable | $ 709,433 |
| Total Liabilities | 709,433 |
| **Member's Equity** | 353,425 |
| | |
| **Total Liabilities and Member's Equity** | $ **1,062,858** |

The footnotes are an integral part of the financial statements

**CVCapital Securities, LLC**
**Statement of Income**
**For the Year Ended December 31, 2016**

| | |
|---|---|
| **Revenue** | |
| Success Fee | $ 1,013,979 |
| Interest | 1 |
| **Total Revenue** | **1,013,980** |
| **Expense** | |
| Commission Expense | 236,759 |
| Payroll | 156 |
| Professional Fees | 512,324 |
| Rent (related party) | 26,400 |
| Other | 9,118 |
| **Total Expense** | **784,757** |
| **Net Income (Loss)** | **$ 229,223** |

The footnotes are an integral part of the financial statements.

**CVCapital Securities, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2016**

| | | |
|---|---|---|
| **Beginning of Period** | **$** | **74,202** |
| Plus: Net Income | | 229,223 |
| Add: Contributions | | 50,000 |
| **End of Period** | **$** | **353,425** |

The footnotes are an integral part of the financial statements.

**CVCapital Securities, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2016**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income (Loss) | $ | 229,223 |
| Adjustments to reconcile net income(loss) to net cash provided by operating activities: | | |
| Changes in Assets and Liabilities | | |
| Liabilities | | 706,433 |
| **Net cash provided by operating activities** | **$** | **935,656** |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:** | | |
| Contribution by Members | | 50,000 |
| **NET INCREASE (DECREASE) IN CASH and CASH EQUIVALENTS** | | 985,656 |
| **CASH AND CASH EQUIVALENTS, at beginning of year** | | 45,458 |
| **CASH AND CASH EQUIVALENTS, at end of year** | **$** | **1,031,114** |

The footnotes are an integral part of the financial statements.

## CVCapital Securities, LLC
## Notes to Financial Statements
## December 31, 2016

### NOTE -1 SUMMARY OF SIGNIFICANT ORGANIZATION AND ACCOUNTING POLICIES

The accounting principles followed by CVCapital Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization
On July 21, 2014, CVCapital US, ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The company was granted continuing membership with FINRA on March 18, 2015. On April 13, 2015 the Company filed for a California limited liability company. The Company has adopted a calendar year end.

Description of Business
The Company, located in Menlo Park, California, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(i) that provides an exemption because of limited business.

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Transaction fees related to mergers acquisition, finders and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Business Concentration
The Company earned revenue from one major customer that accounted for one hundred percent of their success fee.

**NOTE -1 SUMMARY OF SIGNIFICANT ORGANIZATION AND ACCOUNTING POLICIES, (CONT.)**

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the positon. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. States. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of any changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

NOTE 2-NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-l of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness or $5,000 whichever is greater. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2016, the net capital as computed was $321,680. Consequently, the Company had excess net capital of $274,384.

At December 31, 2016, the percentage of aggregate indebtedness to net capital was 220.54 percent versus an allowable percentage of 1500 percent.

NOTE 3-RELATED PARTY TRANSACTIONS

The Company has an expense paying agreement with the Parent Company. Under this agreement, the Company pays its Parent for personal property, utilities, and office space provided at an agreed upon monthly amount subject to changes. For the year ended, December 31, 2016, the amount paid to the Parent was $26,400, and is reported as rent in the statement of income.

The amount of $470,000, included in professional fees, was paid to CVCapital's Consulting Services, a related party by common ownership, pursuant to an agreement and is included in accounts payable at December 31st, 2016. Also, included in the accounts payable is the amount due to the owner of the company on December 31st, 2016 for $216,481.

NOTE 4-POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5-COMMITMENTS AND CONTINGENCIES

CVCapital Securities, LLC does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6-SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2017 through February 20, 2017, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

**Schedule I**
**CVCapital Securities, LLC**
**Computation of Net Capital Pursuant to SEC Rule 15c3-1**
**and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)**
**As of December 31, 2016**

**Computation of Net Capital**

| | |
|---|---|
| Total Member's Equity | $ 353,425 |
| Non-Allowable Assets: | |
| Other Assets -BD license | |
| Total Non-Allowable Assets | (31,745) |
| | $ (31,745) |
| Net Allowable Capital | $321,680 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a percentage of Aggregate Indebtedness | $ 47,296 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ 5,000 |
| Net Capital Requirement | $ 47,296 |
| Excess Net Capital | $ 274,384 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $709,433 |
| Percentage of Aggregate Indebtedness to Net Capital | 220.54% |

Reconciliation with company's unaudited computation (included in Part IIA of Form X-17A-5 as of December 31st, 2016)

| | |
|---|---|
| Net Capital, as reported in Company's Part IIA focus report | $324,214 |
| Increase in accounts payable | ($2,534) |
| Net Capital, per December 31st, 2016 audited report as filed | $321,680 |

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CVCapital Securities, LLC

We have reviewed management's statements, included in the accompanying CVCapital Securities, LLC Exemption Report, in which (1) CVCapital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CVCapital Secuities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) CVCapital Securities, LLC stated that CVCapital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CVCapital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CVCapital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

## CVCapital Securities, LLC

February 20th, 2017

Ohab and Company, P.A.
100 East Sybelia Ave., Ste#130
Maitland, Florida 32751

attn: Pamela Ohab

### EXEMPTION REPORT

**CVCapital Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:**

**1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)**

**2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exemption.**

**To the best of my knowledge and belief, this Exemption Report is true and correct.**

**Christopher Roberts**
**Financial and Operations Principle**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of CVCapital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CVCapital Securities, LLC and SIPC, solely to assist you and the other specified parties in evaluating CVCapital Securities, LLC's compliance with the applicable instructions of Form SIPC-7. CVCapital Securities, LLC's management is responsible for CVCapital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (FOCUS Reports and General Ledger), noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (FOCUS Reports and General Ledger) supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**12*12*******1151******************ALL FOR AADC 940**
**68474 FINRA DEC**
**CVCAPITAL SECURITIES LLC**
**1100 ALMA ST STE 109**
**MENLO PARK CA 94025-3344**

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 2534

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 0 )

_______________
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2534

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2534

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $ 2534

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CVCapital Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operation Principal
(Title)

Dated the 31 day of January, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

| **Item No.** | **Eliminate cents** |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,013,979 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 1,013,979 |
| 2e. General Assessment @ .0025 | $ 2,534 |

(to page 1, line 2.A.)